Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a set of materials regarding Bristol-Myers Squibb Company provided to Celgene Corporation employees on February 19, 2019.

Focus on BMS Marketed Portfolio
At Bristol-Myers Squibb, we work every day to discover, develop and deliver transformational medicines for patients with serious diseases.  In 2007, we embarked on a bold strategy to create a new business model combining the innovation and agility of a biotech with the reach and resources of a major pharma company. Twelve years later, this biopharma model has delivered significant growth for the company and value for our patients and shareholders.

Our marketed portfolio includes innovative medicines targeting hard-to-treat diseases.  We focus on the specialty therapeutic areas of oncology, immunoscience and cardiovascular diseases. The company’s top brands today include Opdivo, Eliquis, Orencia, Sprycel and Yervoy.

Bristol-Myers Squibb Marketed Oncology Portfolio

About Opdivo
Opdivo (nivolumab) is a programmed death-1 (PD-1) immune checkpoint inhibitor that is designed to uniquely harness the body’s own immune system to help restore anti-tumor immune response. By harnessing the body’s own immune system to fight cancer, Opdivo has become an important treatment option across multiple cancers.

Opdivo’s leading global development program is based on Bristol-Myers Squibb’s scientific expertise in the field of Immuno-Oncology, and includes a broad range of clinical trials across all phases, including Phase 3, in a variety of tumor types. To date, the Opdivo clinical development program has enrolled more than 25,000 patients. The Opdivo trials have contributed to gaining a deeper understanding of the potential role of biomarkers in patient care, particularly regarding how patients may benefit from Opdivo across the continuum of PD-L1 expression.

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In July 2014, Opdivo was the first PD-1 immune checkpoint inhibitor to receive regulatory approval anywhere in the world. Opdivo is currently approved in more than 65 countries, including the United States, the European Union, Japan and China. In October 2015, the Company’s Opdivo and Yervoy combination regimen was the first immuno-oncology combination to receive regulatory approval for the treatment of metastatic melanoma and is currently approved in more than 50 countries, including the United States and the European Union.

Bristol-Myers Squibb and Ono Pharmaceutical Co. jointly develop and market Opdivo, with Ono responsible for Japan, South Korea and Taiwan and Bristol-Myers Squibb responsible for the rest of the world.

For more information on Opdivo, please visit Opdivo.com

For more information on immuno-oncology, please visit https://www.immunooncology.com/

About Yervoy

Yervoy (ipilimumab) was the first immuno-oncology agent approved globally in 2011.  Yervoy is a monoclonal antibody that works to activate the immune system by targeting CTLA-4 (cytotoxic T-lymphocyte-associated antigen-4), a protein receptor that downregulates the immune system.  Yervoy is approved for unresectable or metastatic melanoma in more than 50 countries. There is a broad, ongoing development program in place for Yervoy spanning multiple tumor types.

For more information on Yervoy, please visit Yervoy.com

About Sprycel

Sprycel first received FDA approval in 2006 for the treatment of adults with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in chronic phase (CP) who are resistant or intolerant to prior therapy including imatinib. At that time, Sprycel also received FDA approval for adults with Ph+ acute lymphoblastic leukemia (ALL) who are resistant or intolerant to prior therapy. Sprycel is approved and marketed for these indications in more than 60 countries.

Sprycel is also an FDA-approved treatment for adults with newly diagnosed Ph+ CML-CP and is approved for this indication in more than 50 countries.

Both the FDA and the European Commission approved the expansion of Sprycel’s indication to include pediatric patients with Ph+ CML-CP in November 2017 and July 2018.

For more information on Sprycel, please visit Sprycel.com

About Empliciti

Empliciti (elotuzumab) is an immunostimulatory antibody that specifically targets Signaling Lymphocyte Activation Molecule Family member 7 (SLAMF7), a cell-surface glycoprotein. SLAMF7 is expressed on myeloma cells independent of cytogenetic abnormalities. SLAMF7 also is expressed on Natural Killer cells, plasma cells and at lower levels on specific immune cell subsets of differentiated cells within the hematopoietic lineage.

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Empliciti has a dual mechanism-of-action. It directly activates the immune system through Natural Killer cells via the SLAMF7 pathway. Empliciti also targets SLAMF7 on myeloma cells, tagging these malignant cells for Natural Killer cell-mediated destruction via antibody-dependent cellular toxicity.

Empliciti was initially approved by the FDA in 2015 in combination with Revlimid (lenalidomide) and dexamethasone for the treatment of patients with multiple myeloma who have received one to three prior therapies.

Bristol-Myers Squibb and AbbVie are co-developing Empliciti, with Bristol-Myers Squibb solely responsible for commercial activities.

For more information on Empliciti, please visit Empliciti.com

Bristol-Myers Squibb Marketed Innovative Medicines Portfolio

About Eliquis

Eliquis (apixaban) is an oral selective Factor Xa inhibitor. By inhibiting Factor Xa, a key blood clotting protein, Eliquis decreases thrombin generation and blood clot formation. Eliquis is approved for multiple indications based on efficacy and safety data from multiple Phase 3 clinical trials. Eliquis is a prescription medicine indicated to reduce the risk of stroke and systemic embolism in patients with nonvalvular atrial fibrillation (NVAF); for the prophylaxis of deep vein thrombosis (DVT), which may lead to pulmonary embolism (PE), in patients who have undergone hip or knee replacement surgery; for the treatment of DVT and PE; and to reduce the risk of recurrent DVT and PE, following initial therapy.

Eliquis is the No. 1 prescribed oral anti-coagulant in the U.S. and the No. 1 prescribed novel oral anti-coagulant in the world.

Bristol-Myers Squibb and Pfizer jointly develop and market Eliquis combining Bristol-Myers Squibb’s long-standing strengths in cardiovascular drug development and commercialization with Pfizer’s global scale and expertise in this field.

For more information on Eliquis, please visit Eliquis.com

About Orencia

Orencia (abatacept) is an immunomodulator that disrupts the continuous cycle of T-cell activation that characterizes rheumatoid arthritis (RA), thereby inhibiting the production of B-cell derived autoantibodies and proimflammatory cytokines. Approved for the treatment for adult RA, juvenile idiopathic arthritis and adult psoriatic arthritis (PsA), Orencia has been in clinical development for more than 13 years. There are three administration options available for Orencia: intravenous infusion (once-a-month procedure at the doctor’s office), prefilled syringe (once-weekly injection that can be done at home after training with a doctor) and the ClickJect™ Autoinjector (once-weekly self-injection approved for use only by adults with moderate to severe RA or active PsA).

For more than two decades, Bristol-Myers Squibb has pioneered research into the body’ immune system aimed at discovering and developing medicines that harness immunomodulation to treat disease.

For more information on Orencia, please visit Orencia.com.

Not for Promotional Purposes

Eliquis 10 Million Patients and Counting

February 15, 2018

NDC 0003-0894-21
60 Tablets
Eliquis®
(apixaban) tablets
5 mg
DISPENSE WITH MEDICATION GUIDE
Rx only
Bristol-Myers Squibb
Pfizer

Cardiovascular diseases has long been an important therapeutic area for Bristol-Myers Squibb and our research and development efforts have led to a number of important treatment options for patients over the past decades.  Our priority product, Eliquis (apixaban), is the No. 1 prescribed oral anti-coagulant in the U.S. and the No. 1 prescribed novel oral anti-coagulant in the world.

Beyond outstanding sales performance, Eliquis is making a significant difference for millions of patients across the globe. Approximately 10 million patients have been treated with Eliquis since its launch in 2013. This means that 10 million people received a therapy that significantly reduced their risk of experiencing a stroke, pulmonary embolism or major bleeding compared with the historical standard of care. When we consider the efficacy and safety profile of Eliquis, we are incredibly proud of the work we do and the differentiated impact we are making on the lives of so many people across the globe.

This milestone is not reached without meaningful contributions from colleagues across the Bristol-Myers Squibb enterprise. To start, Eliquis was discovered and developed by BMS scientists. Colleagues in Medical and HEOR (Health Economics and Outcomes Research) have also played critical roles generating clinical trial and real-world data evidence. Additionally, the Global Product Development and Supply team built a robust manufacturing and supply operation to support the rapid growth of Eliquis; an operation that recently withstood a devastating hurricane in Puerto Rico with no interruption to global supply.

Last year, in recognition of their strong research advancements, a team of Bristol-Myers Squibb scientists received the prestigious 2018 Sir James Black award from the British Pharmacological Society for their contributions in the discovery of Eliquis.

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Behind the Design of the Eliquis Starter Pack
Contributions of GPS Field Sales Force Help Make a Commercial-led Project a Reality
June 27, 2018

As the GPS Strategic Product Lead (SPL) for Eliquis at the time of the starter pack’s development, Fritz Lloyd was on point for delivering the GPS resources needed to make this Commercial-led project a reality.

There’s more to the job of the sales force than selling medicines, says Executive Institutional Territory Business Manager Chris van der Kieft, a member of the cardiovascular sales force whose clients include some of Boston’s major medical centers. Another responsibility is taking feedback from customers to make our products and services even better. And there’s more to the job of GPS than making medicines, says Fritz Lloyd, the GPS strategic product leader for Opdivo, and previously Eliquis. It’s also about providing ideas and solutions that help Commercial succeed.  The development of the first Eliquis Starter Pack for patients starting treatment for deep vein thrombosis (DVT) or pulmonary embolism (PE) proved them both right.

When a competitor was first to market with a starter pack for new DVT patients the BMS U.S. Eliquis VTE Professional Marketing Lead John Hidalgo was determined to make a better one.  “Listening to what our customers had to say was our first priority,” said Hidalgo.  Today, with the finished product now in doctors’ hands, van der Kieft said his customers couldn’t be happier with the results. “They know BMS is listening to what they’re saying,” he said.  “Their reaction is: ‘Thank you for helping us treat our patients.’”

“The result is a product that makes it simple for patients to follow the dosing, and gives comfort to doctors and hospitals that their patients have everything they need to start their treatment,” said U.S. Eliquis VTE Professional Marketing Lead John Hidalgo.

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Executive Institutional Territory Business Manager Chris van der Kieft, a member of the cardiovascular sales force whose clients include some of Boston’s major medical centers.

The Need

DVT is a blood clot in a deep vein that limits blood flow. Sometimes a clot breaks free and travels to the lungs to become a pulmonary embolism, which can be fatal. Doctors have traditionally prescribed warfarin for DVT/PE treatment, but the newer Direct-Acting Oral Anticoagulants (DOACs) such as Eliquis are gaining ground. Like Eliquis, Warfarin, also known by the brand name Coumadin, is a medicine in BMS’ established brands and part of Innovative Medicines.

For patients, starting treatment with a DOAC can be confusing. Dosing changes as the patient comes onto the treatment and that can sometimes present challenges to adherence.

DOAC patients also require less frequent follow-up testing. That’s one of their advantages, but it means fewer chances for physicians to ask if patients are taking their medicine compliantly. Furthermore, patients often get their first prescriptions at a hospital after a thrombotic event such as a blood clot. Shaken by that experience, they may not be in the best state to process the prescribing instructions.

Finally, hospital patients like these will typically get follow-up care from their cardiologist or primary care doctor.  The health care system in general and hospitals in particular are increasingly focused on how to better support patients through these “transitions of care.” Insights like these validated the marketing team’s market assessment on the need for a DVT/PE Eliquis starter pack and what it would take to succeed.

“Chris helped us confirm the need from the marketplace,” said U.S. Eliquis VTE Professional Marketing Lead John Hidalgo. “His insights validated the marketing team’s view that a starter pack would provide real benefits to patients, physicians and hospitals.”  With the need confirmed, it was time to execute.

Not for Promotional Purposes

The Eliquis starter pack for the treatment of deep vein thrombosis (DVT) and pulmonary embolism (PE) is designed to help patients take their medicine compliantly.

Delivering for Patients

As the strategic product leader for Eliquis for Global Product Development and Supply (GPS), Lloyd was on point for delivering the manufacturing and supply resources needed to bring the project launched by Hidalgo and the market research, medical strategy, regulatory and marketing teams to the finish line. Given its complexity, GPS proved to be a key partner by providing ideas and solutions for overcoming a variety of challenges.

These included designing a box with two cartons or “wallets” in such a way that patients could easily understand which carton to use first. Designing for child-resistance was another challenge. The innovative solution was a design requiring a two-handed opening technique in which patients push the carton in one location and pull the tablet out from another.

A final hurdle was building the machinery to mass-produce the starter pack. In this, Lloyd credited the GPS External Manufacturing team led by Sean O’Leary for its exceptional accountability and passion in working with BMS stakeholders, vendors and contract manufacturers.

“The team persevered through multiple design and production challenges to deliver this high priority product on time,” said Lloyd, GPS strategic product lead for Opdivo. “We set out and developed the starter pack having patients in mind,” said Hidalgo. “The result is a product that makes it simple for patients to follow the dosing, and gives comfort to doctors and hospitals that their patients have everything they need to start their treatment. It is truly a win-win for patients and providers.”

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China Global Buddy Program Helps Accelerate Opdivo Approval

July 18, 2018

Xiaoqing Zhang, senior principal scientist and a PAN China chapter lead, and Summer Shi, regulatory coordination lead, talk with Chief Scientific Officer Tom Lynch about the effectiveness and the value of the PAN Buddy Program.

With the June 15 announcement that the China National Drug Administration (CNDA) has approved the first Immuno-Oncology agent, Opdivo, for the treatment of second-line non-small cell lung cancer (NSCLC), it seems that BMS China has beaten its global competitors to market.

Since 2015, significant achievements have been made by the health authority in China to accelerate approvals in prioritized areas, such as oncology, by encouraging innovation as quickly as possible. These significant achievements are enabling China to move faster – participating in global trials and accelerating timelines for Clinical Trial Applications (CTAs). In short: China is moving faster than ever, and Bristol-Myers Squibb (BMS) must move just as quickly to stay ahead of the competition in this important market.

China is moving faster than ever, and Bristol-Myers Squibb (BMS) must move just as quickly to stay ahead of the competition in this important market.

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Innovating to Accelerate Approvals

To do so, BMS’ PAN Asian Network (PAN) People Business and Resource Group (PBRG) and the China R&D organization launched the PAN China Global Buddy Program in October of 2017. The program is designed to address a dramatic increase in workload since BMS China’s integration in global development last year – now with 40 clinical studies to be initiated/completed in IO before the end of 2018 – and quickly onboard a talent pool with little global experience. In fact, limited local talent combined with high demand and a high turnover rate, between two to three years, were having a negative effect on BMS China.

According to Jing Yang, senior principal scientist and a PAN Tri-chair, the initiative is “just one more way that the PAN PRBG is helping to drive business results.”

The PAN Buddy Program is a four-week shadowing rotation for BMS China employees to visit a BMS facility in the United States.  The goal of the program is to provide role-specific training to facilitate the efficient integration of new hires into BMS; establish a global-China network and improve communications; establish a new industry standard with a PBRG promoting employee retention; and provide leadership development opportunities via PBRG, as the trainees become PAN site leads at the end of their training session.

Eligible China R&D trainees (~10 trainees per session; 2 sessions per year) are selected by BMS China function heads and are focused on employees who have at least six months with BMS China, and who regularly interact with leadership in an important role. Their buddies are U.S. R&D employees who work in functions relevant to the needs of the trainee. This program is designed to create long-term relationships so that buddies will continue to help their Chinese counterparts to navigate their way through the global teams after the face-to-face coaching is finished.

The PAN Buddy Program is a four-week shadowing rotation for BMS China employees to visit a BMS facility in the United States.

The idea for the Buddy program was first introduced during the 2017 R&D Symposium, and the first participant, Xiaoqing Zhang, met her global buddies Nivedita Annur, and Yali Fu, Clinical Trial Leads, at the Princeton Pike facility last October.

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The program is delivering good results for both BMS and the PAN group, whose membership is increasing as the China buddies become PBRG ambassadors. “Our first China buddy, Xiaoqing Zhang, Medical Director of BMS China, has become a PAN site lead and helped to launch our China chapter in December,” said Jing. “It’s very exciting to see the China buddies helping to drive the growth of BMS and of PAN in China.”

To date, a total of 16 candidates have enrolled in the program, with two sessions completed and three in progress.

“As a relatively new member of the company, as compared to other participants, I think I have benefited the most from the in-person and personal contact with relevant counterparts from HQ and other global function through my trip,” said Lulu Li, associate director, regulatory policy, GRS Mainland China & Hong Kong. As the China regulatory landscape continues to evolve, it is critical for us to establish an effective communication mechanism across the various functions and to engage global subject matter experts for review of the significance and impact of the policy changes in China.”

“The trip has also provided me with a great exposure to the key trade associations that BMS is partnering with and gain first-hand insights of their priorities and the external platforms we could leverage in policy advocacy in China,” Li added.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019, which included a preliminary joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a preliminary prospectus of Bristol-Myers Squibb. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.